News Release

RESIN SYSTEMS COMPLETES $9.8 MILLION EQUITY FINANCING

Edmonton, Alberta, June 29, 2006: Resin Systems Inc. ("RS") (RS - TSX / RSSYF - OTCBB), a composite products innovation company, announced today the closing of its previously announced marketed private placement equity financing.  At closing, a total of 5,600,980 units (the "Units") of RS were issued at a price of $1.75 per Unit for gross proceeds of $9.8 million. Each Unit consisted of one common share ("Common Share") and one-half of one common share purchase warrant of RS, each whole warrant entitling the holder thereof to acquire one Common Share at an exercise price of $2.25 per share until December 28, 2007.

RS intends to use the net proceeds of the offering to fund order fulfillment of its RStandard™ modular composite utility poles, the commercialization and further development of its Version™ resins and related products, and for general working capital purposes.

CIBC World Markets Inc. and Kingsdale Capital Markets Inc. (the "Agents") acted as RS's agents in connection with the private placement.  As part of the consideration for their services, the Agents were issued broker warrants to purchase an aggregate of 280,049 Units at an exercise price of $1.85 per Unit until December 28, 2007.

All of the Common Shares, warrants and broker warrants issued by RS pursuant to the private placement are subject to a hold period until October 29, 2006.

About RS

RS is a composite product innovator. RS engineers advanced composite products for large-scale industrial markets. These products replace products which historically have been made using conventional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation, product development and its proprietary Version™ polyurethane resin system.

RS's business strategy is to continually seek out future business opportunities in its realm of expertise while applying a focused, disciplined approach to commercializing those opportunities that pass its business tests. To date, RS has successfully developed and brought to market the award winning RStandard™ modular composite transmission and distribution structure and is in various stages of development with other composite products. For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

 "Version" and "RStandard" are trademarks of RS.

For more information please contact:

Greg Pendura

Rob Schaefer

Chairman, President and Chief Executive Officer

Chief Financial Officer and Corporate Secretary

Resin Systems Inc.

Resin Systems Inc.

Phone:  (780) 482-1953

Phone:  (403) 219-8000

Fax:  (780) 452-8755

Fax:  (403) 219-8001

Email:  gregp@grouprsi.com

Email:  robs@grouprsi.com

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

This news release contains forward-looking statements as it pertains to the expenditure of the net proceeds of the offering by RS.  The forward-looking statements as to the expenditure of the net proceeds of the offering are not guarantees of how the net proceeds will be spent and undue reliance should not be placed on them.  The actual expenditure of the net proceeds may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond RS's control.  Many of these risks and uncertainties are described in RS's 2005 annual information form, RS's management's discussion and analysis and other documents RS files with the Canadian securities authorities and the United States Securities and Exchange Commission.